Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Cronos Group Inc.

720 King Street West, Suite 320

Toronto, Ontario

M5V 2T3

2.	Date of Material Change

August 1, 2019

3.	News Release

The news release with respect to the material change referred to in this report was disseminated on August 2, 2019.

4.	Summary of Material Change

On August 2, 2019, Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) announced that it has entered into a definitive agreement (the “Agreement”) to acquire four of Redwood Holding Group, LLC’s operating subsidiaries (collectively, “Redwood”) that manufacture, market and distribute hemp-derived cannabidiol (“CBD”) infused skincare and other consumer products. Under the terms of the Agreement, Cronos Group will acquire Redwood for approximately USD $300 million, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment as described in the Agreement (the “Transaction”). USD $225 million of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid through the issuance of 5,086,605 common shares in the capital of Cronos Group (“Common Shares”) at a price per Common Share of USD $14.7446, which is equal to the average of the volume weighted average trading price of the Common Shares on NASDAQ on each of the ten consecutive trading days prior to the date of the Agreement. Cronos Group will fund the cash portion of the Transaction consideration with cash on hand. The Transaction is expected to close in the third quarter of 2019.

5.	Full Description of Material Change

On August 2, 2019, Cronos Group announced that it had entered into an Agreement to acquire four of Redwood Holding Group, LLC’s operating subsidiaries.

Redwood manufactures, markets and distributes hemp-derived CBD infused skincare and other consumer products online and through retail and hospitality partner channels in the United States under the brand Lord Jones™. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant.

Redwood was co-founded in 2017 by Robert Rosenheck and Cindy Capobianco. Following the close of the Transaction, Mr. Rosenheck and Ms. Capobianco will join Cronos Group and continue to lead the development of the Redwood platform with the support of the current team, brand name and operating locations remaining in place.

Under the terms of the Agreement, Cronos Group will acquire Redwood for approximately USD $300 million, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment as described in the Agreement. USD $225 million of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid through the issuance of

5,086,605 Common Shares at a price per Common Share of USD $14.7446, which is equal to the average of the volume weighted average trading price of the Common Shares on NASDAQ on each of the ten consecutive trading days prior to the date of the Agreement. Cronos Group will fund the cash portion of the Transaction consideration with cash on hand.

The Common Shares to be received by Mr. Rosenheck and Ms. Capobianco will be subject to a lockup agreement (the “Lockup Agreement”) effective, and conditioned upon, the closing of the Transaction. One half of the Common Shares to be received by Mr. Rosenheck and Ms. Capobianco will be subject to the Lockup Agreement for a term of one year, while the remaining one half of such Common Shares will be subject to the Lockup Agreement for a term of two years, in each case, subject to certain acceleration and extension provisions contained in the Lockup Agreement.

Michael Gorenstein, Chief Executive Officer and a director of Cronos Group, and Jason Adler, a director of Cronos Group, each hold an indirect interest in Redwood Holding Group, LLC by way of their interest in certain funds affiliated with Gotham Green Partners, which are each limited liability company members of Redwood Holding Group, LLC. As a result, a special committee composed entirely of independent directors of the Company was formed to evaluate and make recommendations to the Board of Directors of the Company with respect to the Transaction.

The Transaction is expected to close in the third quarter of 2019, subject to customary closing conditions and regulatory approvals. The transaction has been approved by the limited liability company members of Redwood Holding Group, LLC, unanimously approved by the Board of Directors of Redwood Holding Group, LLC and approved by the Cronos Group Board of Directors (other than Mr. Gorenstein and Mr. Adler) following the unanimous recommendation of the special committee of independent directors.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Jerry Barbato

Chief Financial Officer

Tel: (416) 504-0004

9.	Date of Report

August 2, 2019